                                                                  EXHIBIT (g)(1)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


DANAHER CORPORATION, a Delaware   :
corporation, and PQR ACQUISITION  :
CORP., a Delaware corporation,    :
                                  :
     Plaintiff,                   :
                                  :
     v.                           :  C.A. No.
                                  :
EXIDE ELECTRONICS GROUP,          :
INC., a Delaware corporation,     :
CONRAD A. PLIMPTON, JAMES A.      :
RISHER, LANCE L. KNOX, JAMES E.   :
FOWLER, RALF R. BOER, RON E.      :
DOGGETT, DAVID J. McLAUGHLIN,     :
STIG STENDAHL and WAYNE L.        :
CLEVENGER,                        :
                                  :
     Defendants.                  :



            VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
            --------------------------------------------------------

     Plaintiffs Danaher Corporation ("Danaher") and PQR Acquisition Corp. ("PQR"), upon knowledge as to themselves and upon information and belief as to all other matters, allege for their verified complaint as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiffs bring this action against Exide Electronics Group, Inc. ("Exide") and the members of the Exide board of directors (the "Board" or the "Individual Defendants") for injunctive and declaratory relief to prevent the Defendants from interfering with the ability of Exide's stockholders to realize the substantial benefits offered by PQR's announced offer to purchase all outstanding shares of Exide for $20 in cash (the "Offer") -- a premium of 72% over Exide's share price on June 11, the day Danaher first contacted Exide.

     2. Specifically, Plaintiffs seek (i) to compel the redemption of rights ("Rights") issued pursuant to Exide's stockholder's rights plan (the "Poison Pill"), (ii) to compel the Board to render the Delaware Business Combination Statute inapplicable to the proposed purchase, (iii) to compel the Board to call a special meeting of its stockholders, (iv) to enjoin the Board from taking any action that would impede or interfere with the Offer or the exercise by Exide's stockholders of their franchise, and (v) to enjoin the Board from taking any actions inconsistent with their fiduciary obligations to Exide's stockholders.

     3. By refusing to deal in good faith with the Plaintiffs in negotiating an acquisition of Exide by PQR, and by erecting significant new barriers to the Offer in response to the Plaintiffs' expressions of interest in such an acquisition, the Exide Board has breached its fiduciary duties to Exide's stockholders.

                             BACKGROUND OF THE OFFER
                             -----------------------

          4. On June 12, 1997, Plaintiff PQR delivered to Exide a letter (the "Proposal") proposing an acquisition of Exide by PQR, for cash consideration equalling at least the equivalent of $20 per share of Exide common stock for all of Exide's equity securities -- a 72% premium over the preceding day's $11.625 closing price for a share of Exide common stock.

          5. In connection with the Proposal, and in reliance on certain provisions of Exide's by-laws, PQR sent Exide a letter requesting that a special meeting be held thirty to forty days following Exide's receipt of requests for such a meeting from a majority of any class of Exide's stockholders. PQR also informed Exide that it had taken steps to commence a solicitation (the "Solicitation") of appointments of designated agents to call a special meeting of Exide's shareholders (the "Special Meeting") at which, among other things, PQR would propose that the holders of Exide common and preferred stock (i) increase the size of Exide's board of directors from 9 to 19, (ii) elect 10 nominees of PQR as Exide directors (who would then constitute a majority of the Exide board) and (iii) repeal any by-laws or amendments thereto adopted by the Board after December 21, 1989, the date of the most recent publicly disclosed by-laws.

          6. The Proposal made clear that PQR strongly prefers a negotiated transaction, and stands ready and willing to discuss all aspects of its proposal with Exide.

                 We realize that there will be aspects of our offer which you will wish to discuss with us and are prepared to meet with you and your advisors without delay.

                 Our price is based upon our review of publicly available information regarding Exide. If you believe that there are values not reflected in your public filings, we ask that such information be made available to us so that we can ensure that our offer reflects those values. In addition, given the opportunities that will exist for the combined company, we will also be prepared to discuss the form of consideration and structure of the transaction in order to permit Exide's stockholders to participate in the growth potential of the combined company. Finally, we are prepared to discuss your view as to the proper roles for your officers and managers in the combined company.

                                   *   *   *

                 We are sure you appreciate the seriousness of our interest in Exide and our strong preference for a negotiated transaction.

          7. At all times, PQR has sought to negotiate in a flexible, friendly, straightforward and confidential manner with Exide. Before delivering the Proposal, Steven Rales, the Chairman of Danaher, attempted several times personally to contact Conrad Plimpton, the Chairman of Exide, but Mr. Plimpton did not return repeated calls.

          8. In the days following delivery of the Proposal, Exide's Board purported to consider negotiating with PQR and Danaher. While Exide's advisors claimed to be willing to provide financial data to the Plaintiffs in order to permit them to refine and potentially increase the Proposal, they conditioned access to that data on PQR and Danaher's agreement to onerous and unreasonably lengthy "standstill" and confidentiality agreements. When Danaher and PQR objected to these conditions, Exide's advisors asked whether Danaher and PQR preferred a "bloody war."

          9. Moreover, at the same time that Exide's CEO was agreeing to meet with Danaher's CEO, Exide's advisors were making plans to erect new and even more substantial barriers to an acquisition of Exide than had previously existed.

          10. Specifically, on June 24, Exide's counsel delivered a letter to counsel for PQR and Danaher, enclosing "amended and restated By-laws of Exide" (the "Amended By-laws"), which were adopted by the Exide Board on June 23 -- 11 days after receipt by Exide of the Proposal and notice of the Solicitation.

          11. The Amended By-laws substantially impair the ability of any Exide shareholder to request a special meeting of shareholders. Specifically, the Board adopted amendments that add 1,000,000 shares -- all of which had already been contractually obligated to vote with the Board -- to the number of shares of which a majority is required to call a special meeting. The Board also significantly enhanced its own ability to delay a special meeting by erecting a number of new and elaborate procedural hurdles. The end result of the Amended By-laws is that the Board can unilaterally impede the exercise of the shareholder franchise and delay a special meeting by a minimum of 107 days, or more than three and one-half months.

          12. Despite the Exide Board's unilateral action in adopting the Amended By-laws, the Plaintiffs continued to seek a negotiated transaction. Plaintiffs offered as much as $22 per share of Exide common stock for all of Exide's equity securities subject to confidential due diligence and negotiations. In response, Exide requested a guarantee that Plaintiffs would commence an offer at $22 per share if the parties failed to negotiate a mutually satisfactory transaction. Plaintiffs agreed to this term; however, Exide then refused to furnish any financial information or enter into reasonable and appropriate confidentiality and standstill agreements.

          13. In light of these facts, it has become apparent that the Board is committed to the rejection of any acquisition proposal by the Plaintiffs, and that it will take all available steps to prevent, delay, block or otherwise interfere with any such acquisition, as well as any exercise by the Exide stockholders of their franchise in connection with any such acquisition.

          14. Accordingly, on July 9, 1997, PQR announced its intention to commence a tender offer for all equity securities of Exide for the equivalent of $20 cash for each share of Exide common stock.

          15. The Offer (and the Proposal before it) represent unique and compelling opportunities for Exide's stockholders to realize value for their shares far above values available in the market.

          16. Notwithstanding the attractiveness of the Offer and the Proposal, however, Exide continues effectively to refuse to negotiate terms of an acquisition of Exide by Plaintiffs. Moreover, the Board has available various defensive measures -- including the Poison Pill, the Delaware Business Combination Statute, 8 Del. C. (Section) 203 ("Section 203"), certain provisions
                       -------
of its certifi-
cate of incorporation, and the Amended By-Laws -- which may be used to block the Offer, and to deprive the Exide stockholders of their fundamental rights as owners of the company.

          17. Given the nature of the Offer and Proposal, and the substantial value they offer to Exide's stockholders, the Board should not be allowed to deprive its stockholders of the opportunity to decide upon the merits of the Offer for themselves. The adoption of the Amended By-Laws, and any use of Exide's antitakeover devices or other defensive measures against the Offer, constitute an unreasonable response to the Offer in violation of the Board's fiduciary duties to Exide's stockholders. Moreover, the adoption of the by-law amendments is an unlawful manipulation of the corporate machinery that will disenfranchise Exide shareholders and entrench the current Board.

                                  THE PARTIES
                                  -----------

          18. Plaintiff PQR is a Delaware corporation, and is the owner of 100 shares of Exide's common stock. PQR is an indirect wholly-owned subsidiary of Plaintiff Danaher. The principal executive offices of PQR and Danaher are located in Washington, D.C. PQR's immediate parent, DH Holdings, a Delaware corporation, is a direct wholly-owned subsidiary of Danaher, and is the beneficial owner of 397,300 shares of Exide's common stock, or approximately 4% of the outstanding shares.

          19. Defendant Exide is a Delaware corporation with its principal executive offices located in Raleigh, North Carolina. Exide is a manufacturer of computer-related equipment; directly or through its subsidiaries, Exide is a leading manufacturer of uninterruptible power supplies, which are used, among other things, to guard against ill effects -- such as data loss -- from an unexpected loss of power to electronic equipment. As of February 11, 1997, Exide had outstanding 10,049,543 shares of common stock and 1,000,000 shares of preferred stock.

          20. Defendant Conrad A. Plimpton ("Plimpton") has been a director and Chairman of the Board since 1982. Plimpton also served as secretary of Exide from 1982 through 1991.
          21. Defendant James A. Risher has been a director of Exide since 1986 and also currently serves as President and Chief Executive Officer of Exide.

          22. Defendants Lance L. Knox, James E. Fowler, Ralf R. Boer, Ron E. Doggett, David J. McLaughlin, Stig Stendahl and Wayne Clevenger are currently directors of

Exide and have been directors of Exide at all times relevant to this action.

                    FACTUAL ALLEGATIONS COMMON TO ALL COUNTS
                    ----------------------------------------
The Offer
---------

          23. As outlined above, the Board has recently terminated its negotiations and refused to discuss and fairly consider the Proposal; and, despite PQR's express invitation to do so, the Board has declined to further negotiate with PQR regarding alternative transactions to the Proposal. Accordingly, although it still strongly preferred (and continues to prefer) a friendly, negotiated transaction, on July 9, 1997, PQR announced its intention to commence the Offer for all equity securities of Exide for the equivalent of $20 cash for each share of Exide common stock.

          24. The terms of the Offer are straightforward and non-coercive. Exide stockholders who tender their shares into the Offer will receive not less than the equivalent of $20 cash per common share. Moreover, the Offer makes clear that if it is successful, non-tendering stockholders will promptly receive the same amount they would have received had they tendered:

               The purpose of the Offer is to acquire control
            of, and the entire equity interest in, [Exide].
            [Danaher] currently intends
              to propose and seek to have [Exide] consummate, as soon as practicable, following the consummation of the Offer, a merger or other transaction (the "Proposed Merger") pursuant to which each then outstanding share of [stock] would be converted into the right to receive an amount in cash equal to the price per share of [stock] paid [to tendering stockholders] pursuant to the Offer.

          25. Thus, so long as it is clear that the Exide Board is not seeking to block or delay completion of the Proposed Merger, stockholders will face no improper coercion to tender, nor will there be any risk of unequal treatment as a consequence of deciding not to tender their shares pursuant to the Offer.

The Proposal and the Offer
--------------------------

          26. On June 12, 1997, PQR delivered to Exide the Proposal to purchase Exide. In the Proposal letter, PQR repeatedly made clear that it was ready to discuss and negotiate any and all terms of the Proposal. In fact, during the course of the discussions with Exide's representatives (which ultimately proved to have been conducted by Exide's representatives in bad faith), Plaintiffs made clear that they were prepared to pay an additional $2 per share subject to confidential due diligence and negotiations.

          27. The Offer, which is not contingent on financing, represents a unique and compelling opportunity to enhance value for stockholders of both PQR and Exide. It is non-coercive and non-discriminatory; it poses no threat to Exide's corporate policy and effectiveness; it is fair to the Exide stockholders; and it represents a substantial premium over the market price of Exide common stock immediately prior to the public announcement of the Offer.

          28. The Offer does contain certain ordinary conditions: (i) the valid tender of sufficient shares such that PQR and Danaher's combined holdings constitute at least a majority of the shares outstanding on a fully diluted basis on the date of the purchase; (ii) the redemption of the Rights by the Exide Board or, alternatively, PQR's having been satisfied that the Rights have been otherwise rendered inapplicable to the Offer; and (iii) Board approval of the Offer and Proposed Merger for purposes of 8 Del. C. (Section) 203 or,
                                                -------
alternatively, PQR's having been satisfied that Section 203 is otherwise inapplicable to the Proposed Merger.

          29. Thus, the Offer cannot be completed successfully unless the Board agrees to remove Exide's anti-takeover devices.

Exide's Poison Pill
-------------------

          30. As currently formulated, Exide's Poison Pill effectively allows the Board unilaterally to block acquisitions by third parties -- even those, such as the Offer, providing substantial benefits to Exide's stockholders. Unless the Rights issued pursuant to the Poison Pill are redeemed or the Poison Pill is declared inapplicable to PQR, the Poison Pill will effectively entrench the present directors of Exide and prevent Exide's stockholders from reaping the benefits of the Offer.

          31. Upon information and belief, the Board does not intend to redeem the Rights, or otherwise make the Poison Pill inapplicable to the Offer. Exercise of the Rights would substantially dilute the holdings of PQR and make the Offer prohibitively expensive. Accordingly, the Offer cannot be completed unless the Board redeems the Rights or amends the Poison Pill to make it inapplicable to the Offer. Failure to take such actions would effectively and unilaterally prevent the Exide stockholders from deciding upon the merits of the Offer for themselves.

Delaware Business Combination Statute
-------------------------------------

          32. Section 203 of the Delaware General Corporation Law, entitled "Business Combinations with Inter-ested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. Exide has not opted out of the statute's coverage.

          33. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after the interested stockholder becomes an interested stockholder, unless (i) prior to the 15% acquisition, the board of directors has approved either the acquisition or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          34. Application of Section 203 to the Offer, which is neither coercive nor inadequate, would delay completion and consummation of the proposed acquisition for at least three years. Accordingly, stockholders of Exide would lose the value of the 72% premium that the Offer represents for at least three years. Additionally, any number of events could occur within those three years which would prevent consummation of the Offer altogether.

          35. Upon information and belief, the Board intends to refuse to exempt the Offer from the restrictions of Section 203. Section 203 should not be used by the Board to obstruct the Offer, which is non-coercive and non-discriminatory, offers Exide's stockholders a substantial premium for their shares, and poses no threat to the interests of Exide's stockholders or Exide's corporate policy and effectiveness.

The June 23, 1997 By-Law Amendments
-----------------------------------
          36. On June 23, 1997, in response to the Solicitation, the Exide Board amended Exide's bylaws to substantially impair the ability of Exide shareholders to call a Special Meeting.

          37. First, Section 5 of the Exide By-laws was amended to increase the percentage of shareholders required to request a Special Meeting. Specifically, this section now requires the request of the owners of a majority of all issued and outstanding shares, including both common and preferred, to call a Special Meeting, as opposed to the owners of a majority of any class, as this section previously required. Significantly, all of the 1,000,000 shares of preferred
                                     ---
outstanding are contractually obligated to vote with the Board. Thus, the percentage of shares of common required under the new provision is approximately 55.4%, as compared to the former 50% requirement.

          38. In addition, the Board amended Section 5 to include complex Request Record Date and Meeting Record Date procedures, which have the net effect of allowing the Board to delay a Special Meeting, and thus the exercise of the shareholder's voting rights, for a minimum of 107 days, or three and one-half months. Specifically, the amended Section 5 now requires shareholders to request a Request Record Date, which the Board can schedule for as many as 17 days after the date of such a request. After a Request Record Date has been set, and the valid requests of a majority of the owners of all issued and outstanding shares have been certified by a recognized independent inspector of elections, which can provide an additional significant delay, the Board can delay the

Special Meeting by 90 days simply by failing to act. Thus, from the date of the newly imposed first step, the request of a Request Record Date, the Board can frustrate the voting rights of Exide shareholders for 107 days, in addition to delay inherent in the certification process.

          39. Furthermore, the Board amended the by-laws to include new notice provisions for all shareholder business or nominations for the election of directors at a Special Meeting. As these detailed requirements were not in effect when PQR began the Solicitation, it must now restart the process, causing still more delay.

          40.  As a result of the Amended By-laws, and even if Plaintiffs immediately comply with the Amended By-law procedures, the Exide Board can
-----------
unilaterally prevent a Special Meeting from being held until at least October 24, 1997.

                               DECLARATORY RELIEF
                               ------------------

          41. The court may grant the declaratory relief sought herein pursuant to 10 Del. C. (Section) 6501. The Board has demonstrated its unwillingness to
      -------
consider any acquisition proposal from the Plaintiffs, and therefore will neither redeem the Rights nor amend the Poison Pill to make it inapplicable to the Offer, nor approve the Offer for purposes of Section 203. Similarly, the Board has taken action to impede the Solicitation and impair the voting rights of Exide's stockholders. Such actions, or inactions, of the Board demonstrate that there is a substantial controversy among the parties.

          42. Granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay, and will conserve judicial resources by avoiding piecemeal litigation.

                               IRREPARABLE INJURY
                               ------------------

          43. Failure to redeem the Rights, to amend the Poison Pill to make it inapplicable to the Offer, and to approve the Offer for purposes of Section 203 will prevent PQR from proceeding with the Offer. Similarly, the recent amendment of Exide's by-laws will impede the Solicitation and materially delay the Special Meeting, thereby impairing the voting rights of all Exide stockholders, including PQR. The resulting injury to Plaintiffs, and to all Exide's stockholders, will not be compensable in money damages, and Plaintiffs have no adequate remedy at law.

                                    COUNT I
                                    -------
               Declaratory and Injunctive Relief: The Poison Pill
               --------------------------------------------------
          44. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 43 as if fully set forth herein.

          45. The Exide Board stands in a fiduciary relationship with PQR in its capacity as an Exide stockholder. As fiduciaries, the directors owe PQR the highest duties of care, loyalty and good faith.

          46. The Offer is non-coercive and non-discriminatory; it is fair to Exide stockholders; it poses no threat to Exide's corporate policy and effectiveness; and it represents a substantial premium over the unaffected market price of Exide common stock.

          47. Refusal by the Exide Board to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Offer constitutes a violation of its fiduciary duties.

          48. Plaintiffs seek (i) a declaration that failure to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Offer is a breach of fiduciary duty, and (ii) an injunction compelling Exide to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Offer.

          49.  Plaintiffs have no adequate remedy at law.

                                   COUNT II
                                   --------
                      Declaratory and Injunctive Relief:
                      ----------------------------------
                      Injury to Shareholder Voting Rights
                      -----------------------------------

          50. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 49 as if fully set forth herein.

          51. The recent action by the Exide Board to amend the By-laws to prevent or delay the Special Meeting, particularly after learning of the intention of PQR to solicit agent designations to call a Special Meeting, constitutes an unlawful manipulation of the corporate machinery and will result in the unlawful entrenchment of the current Board. There is no compelling justification for such actions by the Board, which will impair the exercise of stockholder voting rights.

          52. Plaintiffs seek (i) a declaration that the adoption of any defensive measure by the Board, including the Amended By-laws, which has the effect of impeding, thwarting, frustrating or interfering with the Offer and/or Solicitation a breach of fiduciary duty; (ii) an order invalidating the Amended By-laws; and (iii) an injunction prohibiting Exide from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Offer and Solicitation, and requiring Exide to call a Special Meeting and to refrain from taking any actions to delay or impair the opportunity of Exide stockholders to exercise their voting rights.

          53.  Plaintiffs have no adequate remedy at law.

                                   COUNT III
                                   ---------
                 Declaratory and Injunctive Relief: Section 203
                 ----------------------------------------------
                             54.  Plaintiffs repeat and reallege each and every
allegation of paragraphs 1 through 53 as if fully set forth herein.

          55. Pursuant to Section 203, the Board can render the statute inapplicable to the Offer by approving the Offer. Failure to approve the Offer and to take any other steps necessary to render Section 203 inapplicable to the Offer constitutes a breach of fiduciary duty.

          56. Plaintiffs seek (i) a declaration that failure to render Section 203 inapplicable to the Offer is a breach of fiduciary duty, and (ii) an injunction compelling the Board to render Section 203 inapplicable to the Offer by approving the Offer.

          57.  Plaintiffs have no adequate remedy at law.

                                   COUNT IV
                                   --------

                      Declaratory and Injunctive Relief:
                      ----------------------------------
                             Anti-Takeover Devices
                             ---------------------

          58. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 57 as if fully set forth herein.

          59. Adoption of any defensive measures against the Offer and/or Solicitation -- including, but not limited to, amendments to the Poison Pill, amendments to Exide's by-laws, alternative transactions with substantial break-up fees and/or lock-ups, friendly stock issuances, or executive compensation arrangements with substantial payments triggered by a change in control --that would have the effect of impeding the Offer or Solicitation, or that would prevent a future board of directors from complying with its fiduciary duties, would itself be a violation of fiduciary duties owed to Exide's stockholders.

          60. Plaintiffs seek (i) a declaration that the adoption by the Board of any such defensive measure is a breach of fiduciary duty and (ii) an injunction prohibiting Exide from adopting any such defensive measure.

          61.  Plaintiffs have no adequate remedy at law.

         WHEREFORE, Plaintiffs respectfully request that this Court enter an order:

          a. declaring that failure to redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Offer, and to render Section 203 inapplicable to the Offer, is inconsistent with the best interests of Exide's stockholders and constitutes a breach of fiduciary duty;

          b. declaring that the adoption of any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Offer or Solicitation is inconsistent with the best interests of Exide's stockholders and constitutes a breach of fiduciary duty;

          c. enjoining the Board from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Offer or Solicitation;

          d. enjoining the Board from taking any action to delay, impede, postpone or thwart the voting rights of Exide shareholders;

          e. enjoining the Board from tilting the playing field or discriminating against PQR in favor of other bidders;

          f.  invalidating the Amended By-laws;

          g. compelling the Board to call a special meeting of its stockholders;

          h. compelling the Board to treat PQR and all prospective bidders equally;

          i. compelling the Board to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make it inapplicable to the Offer, and enjoining the Board from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with PQR's voting rights or in any other way discriminate against PQR in the exercise of its rights with respect to its Exide stock;

          j.  compelling the Board to approve the Offer for the purposes of
Section 203, and enjoining the Board from taking any actions to enforce or apply
Section 203 that would impede, thwart, frustrate or interfere with the Offer or Solicitation;

          k. awarding Plaintiffs their costs and expenses in this action, including reasonable attorneys' fees; and

                 l. granting such other and further relief as the Court deems just and proper.

                             /s/ Thomas J. Allingham
                             ------------------------
                             Thomas J. Allingham II
                             George F. Fraley III
                             Skadden, Arps, Slate,
                               Meagher & Flom LLP
                             One Rodney Square
                             P.O. Box 636
                             Wilmington, Delaware  19899-0636
                             (302) 651-3000
                             Attorneys for Plaintiffs


OF COUNSEL:

Robert E. Zimet (Of the New York Bar)
Skadden, Arps, Slate,
  Meagher & Flom LLP
919 Third Avenue
New York, New York 10022
(212) 735-3000

DATED:  July 9, 1997

                                 VERIFICATION
                                 ------------

                I, Daniel Comas, having been duly sworn according to law, verify as follows.

            1. I am an authorized agent of the plaintiffs Danaher Corporation and PQR Acquisition Corp. (the "Plaintiffs"), with specific authority to make this verification.

            2. I have personally reviewed the attached Complaint For Declaratory And Injunctive Relief (the "Complaint"), filed by the Plaintiffs in the Court of Chancery of the State of Delaware.

            3. Insofar as the matter contained in the Complaint concerns the acts and deeds of the Plaintiffs, I know the allegations to be true and correct.

                   4. Insofar as the matter contained in the Complaint concerns the acts and deeds of persons or entities other than the plaintiff, I believe the allegations to be true and correct.


                                                   /s/ Daniel L. Comas
                                                   --------------------



Sworn to and subscribed before
me this 9th day of July, 1997.

  /s/ Andrea M. Cunningham
  --------------------------
       Notary Public

My Commission expires:  March 14, 2001
                                       2